SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 December 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX
99.1	Board Update dated 15 December 2025

Exhibit No: 99.1

15 December 2025

InterContinental Hotels Group PLC

Non-Executive Director Appointment

InterContinental Hotels Group PLC (IHG) announces the appointment of Nicholas Cadbury as Non-Executive Director, effective 1 March 2026.

This appointment reflects IHG's ongoing commitment to bring together a Board of Directors with a diverse range of talent, expertise, skills and experience. Nicholas' global hospitality and travel sector knowledge, together with his expertise across finance, technology, sustainability and commercial property will be of great value to IHG and further strengthens the Board.

Nicholas is currently Chief Financial and Sustainability Officer of International Consolidated Airlines Group SA. Prior to this, he was Group Finance Director at Whitbread PLC from 2012 to 2022, Chief Financial Officer of Premier Farnell PLC between 2011 and 2012 and Chief Financial Officer of Dixons Retail PLC between 2008 and 2011. In addition, Nicholas was also Non-Executive Director and Chair of the Audit Committee at Land Securities Group PLC between 2017 and 2023.

Nicholas will serve on the Audit Committee and Responsible Business Committees upon appointment.

There is no additional information to disclose under Section 6.4.8R of the UK Listing Rules in relation to Nicholas Cadbury's appointment.

ENDS

For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)
Media Relations	Neil Maidment (+44 (0)7970 668 250)
Biography

Nicholas Cadbury currently serves as Chief Financial and Sustainability Officer of International Consolidated Airlines Group SA, having joined the business in March 2022. He previously worked at Whitbread as Group Finance Director from 2012 to 2022. Prior to this he worked at Dixons Retail PLC in a variety of management roles, including Chief Financial Officer from 2008 to 2011. Nicholas also held the position of Chief Financial Officer of Premier Farnell PLC, which he joined in 2011. He started his professional career as an accountant at Price Waterhouse. Nicholas' career has seen him work across Europe, US, China and the Middle East with consumer and B2B customers in hospitality, retail, online, property and distribution sectors.

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than one million rooms and 6,800 open hotels in over 100 countries, and a development pipeline of over 2,300 properties.

●           Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●           Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●           Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
●           Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●           Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	15 December 2025